                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                         (Amendment No. ____________)*

                               STYLECLICK.COM INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   864221 10 6
                                 (CUSIP Number)

                                 Joyce Freedman
                               Styleclick.com Inc.
                            3861 Sepulveda Boulevard
                          Culver City, California 90230
                                 (310) 751-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the NOTES).

-------------------------------------
CUSIP No. 864221 10 6                 SCHEDULE 13D
-------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Joyce Freedman
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]   (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                                                      Not applicable
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
-------------------------------------------------------------------------------
  NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      7     SOLE VOTING POWER*          WITH
       369,292
-------------------------------------------------------------------------------
                          8     SHARED VOTING POWER**
         1,315,848
-------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER*
           369,292
-------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER**
              1,315,848
-------------------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,685,140
-------------------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         [ ]
-------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
   21.3%
-------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON               IN
-------------------------------------------------------------------------------
      * These shares are held by Joyce Freedman as her separate property and with respect to which she does not share voting or investment power with her husband, Lee Freedman.

       ** Consists of 1,136,955 shares held jointly by Joyce Freedman and Lee Freedman, as to which shares they share voting and investment power, 103,893 shares which may be purchased by Joyce Freedman pursuant to currently exercisable stock options, and 75,000 shares which may be purchased by Lee Freedman pursuant to currently exercisable stock options.

         *** Based on 7,716,930 shares of Common Stock outstanding on January 25, 2000 as reported by the Company.

                                 Page 2

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-------------------------------------
CUSIP No. 864221 10 6                 SCHEDULE 13D
-------------------------------------
-------------------------------------------------------------------------------
   1          NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                Lee Freedman
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]  (b) [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                                                      Not applicable
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                   [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
-------------------------------------------------------------------------------
   NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON       7    SOLE VOTING POWER*
         WITH                    139,952
-------------------------------------------------------------------------------
                            8    SHARED VOTING POWER**
                                 1,315,848
-------------------------------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER*
                                 139,952
-------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER**
                                 1,315,848
-------------------------------------------------------------------------------
  11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,455,800
-------------------------------------------------------------------------------
  12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                         [ ]
-------------------------------------------------------------------------------
  13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
              18.4%
-------------------------------------------------------------------------------
  14          TYPE OF REPORTING PERSON
              IN
-------------------------------------------------------------------------------

    * These shares are held by Lee Freedman as his separate property and with respect to which he does not share voting or investment power with his wife, Joyce Freedman.

   ** Consists of 1,136,955 shares held jointly by Joyce Freedman and Lee Freedman, as to which shares they share voting and investment power, 103,893 shares which may be purchased by Joyce Freedman pursuant to currently exercisable stock options, and 75,000 shares which may be purchased by Lee Freedman pursuant to currently exercisable stock options.

  *** Based on 7,716,930 shares of Common Stock outstanding on January 25, 2000 as reported by the Company.


                                 Page 3

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ITEM 1   SECURITY AND ISSUER

         This Statement relates to the common stock ("Common Stock") of Styleclick.com Inc., a California corporation (the "Company"), and options to purchase Common Stock. The Company's principal executive offices are located at 3861 Sepulveda Boulevard, Culver City, CA 90230.

ITEM 2   IDENTITY AND BACKGROUND

         This statement is being filed jointly by Joyce Freedman and Lee Freedman, as individuals (each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons") pursuant to the Joint Filing Agreement dated February 2, 2000, a copy of which is attached hereto as
Exhibit 1.


NAME/CITIZENSHIP       PRESENT BUSINESS ADDRESS        PRESENT PRINCIPAL OCCUPATION
----------------       ------------------------        ----------------------------
Joyce Freedman/        Styleclick.com Inc.             Chairman  of the Board and
United States          3861 Sepulveda Boulevard        Co-Chief Executive Officer
                       Culver City, CA  90230

Lee Freedman/          Styleclick.com Inc.             Executive Vice President,
United States          3861 Sepulveda Boulevard        Director
                       Culver City, CA  90230

         During the last five years none of the Reporting Persons has been
(i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF CONSIDERATION

         No funds or other consideration were used by the Reporting Persons to purchase any securities of the Company within the last sixty days. This
Schedule 13D is being filed because each Reporting Person has entered into a Voting Agreement described in Item 4 below.

ITEM 4   PURPOSE OF TRANSACTION

         On January 24, 2000, the Company and USA Networks, Inc. ("USA") announced that they had entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), which sets forth the terms and conditions of the proposed merger (the "Merger") of the Company and USANi Sub LLC ("USANi"), a Delaware limited liability company and a subsidiary of USA. Pursuant to the Merger Agreement, a wholly-owned subsidiary of a newly organized Delaware corporation ("Newco") will merge into the Company, with the Company surviving as a wholly owned subsidiary of Newco. Prior to the Merger, the sole stockholder of Newco will be USANi.

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         Concurrently with the execution of the Merger Agreement, and as a condition to the parties entering into the Merger Agreement, USANi entered into separate Voting Agreements with each of Joyce Freedman (the "Joyce Freedman Voting Agreement") and Lee Freedman (the "Lee Freedman Voting Agreement") with respect to all of the shares of the Company's Common Stock now owned, whether beneficially or of record, and which may hereafter be acquired by the Reporting Persons and any shares of Company Common Stock (the "Shares") over which the Reporting Persons have investment power or voting power, each within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all options to acquire Shares now owned or which may hereafter be acquired (the "Options"). Pursuant to the terms of the Joyce Freedman Voting Agreement and the Lee Freedman Voting Agreement, each Reporting Person, among other things, agrees that at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, each Reporting Person shall vote his/her Shares or shall cause his/her Shares to be voted: (a) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the "Proposed Transaction") and (b) against any proposal (other than in respect of the Proposed Transaction) for any: (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any other material corporate transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Proposed Transactions; (ii) sale, lease, exchange, transfer or other disposition of 20% or more of the assets of the Company in a single transaction or series of transactions; or (iii) the acquisition by any person or "group" (as defined in Section 13(d) of the Exchange Act) other than USANi or its affiliates (herein, a "third party"), of "beneficial ownership" of 15% or more of the Company's voting stock whether by tender offer or exchange offer or otherwise and including a self tender offer, merger, sale of assets or other business combination between the Company and any person or entity or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not to be fulfilled. The Joyce Freedman Voting Agreement and the Lee Freedman Voting Agreement each terminates upon the earlier of (i) the consummation and the Merger, and (ii) twelve months after termination of the Merger Agreement. A copy of each of the Joyce Freedman Voting Agreement and the Lee Freedman Voting Agreement is attached hereto as Exhibit 2 and 3 respectively.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         (a)    The responses of the Reporting Persons to Rows (7) through
(13) of cover pages 2 and 3 of this statement on Schedule 13D are incorporated herein by reference. As of January 25, 2000, (i) Joyce Freedman beneficially owned 1,506,247 shares of the Company's Common Stock and had the right to acquire 103,893 shares of the Company's Common Stock pursuant to stock options and (ii) Lee Freedman beneficially owned

1,276,907 shares of the Company's Common Stock and had the right to acquire 75,000 shares of the Company's Common Stock pursuant to stock options.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (13) of the cover pages of this statement on Schedule 13D and (ii)
Item 5(a) hereof are incorporated herein by reference. The Reporting Persons disclaim the existence of a group within the meaning of Section 13(d)(3) of the Exchange Act based upon the Joyce Freedman Voting Agreement, Lee Freedman Voting Agreement or any other agreements with respect to the Common Stock of the Company.

         (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons has effected any transaction in the Common Stock of the Company during the past 60 days.

         (d)    Not applicable.

         (e) Upon consummation of the Merger referenced in Item 4, and subject to certain conditions being met, Lee Freedman would beneficially own 363,950 shares of Newco, the surviving entity, at which point in time he would cease to be the beneficial owner of more than five percent of the class of securities of Newco.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities or the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

         All statements made in the body of this statement concerning the terms of the Joyce Freedman Voting Agreement and the Lee Freedman Voting Agreement are qualified in their entirety by the actual text of such agreements as filed herewith.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. The Joint Filing Agreement dated February 2, 2000 among Joyce Freedman and Lee Freedman.

Exhibit 2. Voting and First Offer Agreement, dated as of January 24, 2000, among Joyce Freedman and USANi Sub LLC.

Exhibit 3. Voting and First Offer Agreement, dated as of January 24, 2000, among Lee Freedman and USANi Sub LLC.


                                 Page 6

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2000

                                            By:  /s/ Joyce Freedman
                                                 -----------------------------
                                                 Joyce Freedman, an individual

                                            By:  /s/ Lee Freedman
                                                 -----------------------------
                                                 Lee Freedman, an individual


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